HeadlandsTech

Financial Statements and Supplemental Information

Headlands Technologies Securities, LLC
Year Ended December 31, 2020
With Report of Independent Registered
Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 69969

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Headlands Technologies Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 W Lake Street, Suite 4650
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil M Fitzpatrick (312) 601-8643
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Neil M Fitzpatrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Headlands Technologies Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DocuSigned by:
Neil M. Fitzpatrick
05BD27C5B2F84E5...

Signature

Chief Financial Officer

Title

*Filed without notarization due to COVID-19 related difficulties pursuant to SEC Staff Statement dated 6/18/20

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Headlands Technologies Securities, LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2020

Contents

Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Officers of Headlands Technologies Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Headlands Technologies Securities, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2018.

February 26, 2021

Headlands Technologies Securities, LLC

Statement of Financial Condition

December 31, 2020

Assets		
Cash	$	229,505
Other assets		4,621
Total assets	$	234,126
Liabilities and member's capital		
Liabilities:		
Payable to affiliate	$	1,388
Accrued expenses		13,400
Total liabilities		14,788
Member's capital		219,338
Total liabilities and member's capital	$	234,126

Headlands Technologies Securities, LLC

Statement of Operations

Year Ended December 31, 2020

Expenses		
Regulatory fees	$	31,677
Professional fees		16,400
Employee compensation and benefits		5,550
General and administrative		300
Total expenses		53,927
Net loss	$	(53,927)

See accompanying notes.

Headlands Technologies Securities, LLC

Statement of Changes in Member's Capital

Year Ended December 31, 2020

Member's capital at beginning of year	$	173,265
Contribution from Parent		100,000
Net loss		(53,927)
Member's capital at end of year	$	219,338

See accompanying notes.

Headlands Technologies Securities, LLC

Statement of Cash Flows

Year Ended December 31, 2020

Operating activities	
Net loss	$ (53,927)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Other assets	360
Payable to affiliate	503
Accrued expenses	(5,000)
Net cash used in operating activities	(58,064)
Financing activities	
Contribution from Parent	100,000
Net cash provided by financing activities	100,000
Net increase in cash	41,936
Cash at beginning of period	187,569
Cash at end of period	$ 229,505

See accompanying notes.

1. Organization and Nature of Operations

Headlands Technologies Securities, LLC (the Company) is a wholly owned subsidiary of Headlands Tech Holdings, LLC (the Parent). The Company was formed in May 2017 in order to operate as a proprietary trading firm in the securities business. Effective August 2, 2018, the Company became a registered securities broker-dealer under the Securities Exchange Act of 1934 and a member of NYSE Chicago (formerly Chicago Stock Exchange, Inc.). NYSE Chicago acts as the Company's designated examining authority. The Company is currently not conducting any securities business.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash includes amounts due from banks in a non-interest bearing account. At December 31, 2020, all cash amounts are held at a major financial institution.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Accounting Standards Codification (ASC) Topic 740-10, *Income Taxes*. The Company's taxable income or loss becomes reportable to the respective members of the Parent due to the treatment of the Parent as a non-taxable flow-through partnership entity for federal income tax purposes. Accordingly, no provision has been made for federal, state, or local income taxes of the Company.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based upon this analysis, there were no tax positions not deemed to meet a more-likely-than-not threshold. Therefore, no tax expense, including any interest and penalties, was recorded in the current period and no adjustments were made to prior periods. Further, the Company does not believe any material tax positions exist and therefore will not be recorded within the next 12 months. To the extent the Company recognizes interest and penalties related to unrecognized tax benefits, they are recorded as income tax expense in the statement of operations.

3. Related-Party Transactions

The Company receives administrative support from the Parent and an affiliate, Headlands Technologies, LLC, including office, facilities, and personnel support. The Parent (or affiliate) pays certain of the Company's expenses and the Company reimburses the Parent (or affiliate) in accordance with an expense agreement between the Company and the Parent (or affiliate). For the year ended December 31, 2020, the Company incurred $6,100 of expenses related to administrative support paid or to be paid on behalf of the Company by the Parent (or affiliate). At December 31, 2020, the Company owes the affiliate $1,388 for these expenses.

	Expenses
Employee compensation and benefits	$ 5,550
General and administrative	300
Professional fees	250
Total	$ 6,100

4. General Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

5. Legal and Regulatory Risk

The financial services industry faces legal and regulatory risks. The Company is subject to claims and lawsuits brought against the Company in the ordinary course of business. The Company is also subject to inquiries, investigations and proceedings by regulatory and other governmental agencies. Actions brought against the Company may result in settlements, awards, injunctions, fines, penalties and other results adverse to us.

6. Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, *Leases* (Topic 842) which supersedes the leasing guidance in ASC 840, *Leases*. Under ASU 2016-02, lessees are required to recognize the lease assets and lease liabilities for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification determining the pattern of expense recognition in the statement of income. This guidance is effective for fiscal periods beginning after December 15, 2020 and requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. This standard is not applicable to the Company.

In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about an entity's expected credit losses on financial instruments and other commitments to extend credit at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Subsequent to issuing ASU 2016-13, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2016-13, as well as providing codification improvements and targeted transition relief under the standard. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2016-13. The Company adopted ASU 2016-13 as of January 1, 2020 using a modified retrospective approach and determined that it did not have a material effect on the Company’s results of operations or financial condition.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital (Rule 15c3-1) of the Securities and Exchange Commission (SEC). The Company is required to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital changes from day to day, but at December 31, 2020, the Company had net capital of $214,717, and required net capital of $100,000. At December 31, 2020, the Company’s percentage of aggregate indebtedness to net capital was 6.89%. Capital withdrawals are subject to certain notification and other provisions of Rule 15c3-1or other regulatory bodies.

8. Current Events

On March 11, 2020, the World Health Organization designated the spread of coronavirus (COVID-19) as a pandemic. COVID-19 has had a significant impact on global and U.S. financial markets, and the Company continues to monitor its effects on the overall economy and its operations. In response to the COVID-19 pandemic, the Company has enhanced its polices, procedures and operations to protect the integrity and continuity of its business and the health and safety of employees. Management believes that the Company is well positioned to successfully manage its business risks despite any uncertain economic outlook. Management is continuously monitoring the situation.

9. Subsequent Events

No subsequent events or transactions have occurred through the date the financial statements were available to be issued, that would have materially affected the financial statements as presented herein.

Supplemental Information

Headlands Technologies Securities, LLC

Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2020

Net capital		
Total member's capital	$	219,338
Less nonallowable assets:		
Other assets		4,621
Net capital	$	214,717
Required net capital		
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or minimum dollar net capital requirement of $100,000)	$	100,000
Excess net capital	$	114,717
Aggregate indebtedness:		
Payable to affiliate	$	1,388
Accrued expenses		13,400
Total aggregate indebtedness	$	14,788
Percentage of aggregate indebtedness to net capital		6.89%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2020, unaudited FOCUS Part IIA report filed on January 27, 2021.

Headlands Technologies Securities, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934

December 31, 2020

The Company is not exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company does not transact a business in securities with, or for any person, defined as a "customer" pursuant to Rule 17a-5(c)(4) and does not carry margin accounts, credit balances, or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.